

September 18, 2020

Trevor Bezdek
Co-Chief Executive Officer
GoodRx Holdings, Inc.
233 Wilshire Blvd., Suite 990
Santa Monica, CA 90401

> **Re: GoodRx Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 14, 2020**
> **File No. 333-248465**

Dear Mr. Bezdek:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2020 letter.

Registration Statement on Form S-1 filed September 14, 2020

10. Subsequent Events
Events Subsequent to Date the Condensed Consolidated Financial Statements Were Available to Be Issued, page F-48

1. We note the disclosure beginning on page 155. Please disclose the facts and circumstances of IPO Awards including the material terms, fair value, and the anticipated timing and amount of the compensation expense expected to be incurred.

Trevor Bezdek
GoodRx Holdings, Inc.
September 18, 2020
Page 2

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Benjamin J. Cohen